HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 **F** +61 8 9481 1669 **E** hrl@herald.net.au **W** www.herald.net.au

RECEIVED
2008 JAN 15 A 3:32

08000205

3 January 2008

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mailstop 3628
One Station Place, NE
Washington DC 20549
USA

SUPPL

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Company Announcement Re: Herald Announces Boost for Dairi Project

Yours faithfully

M P WRIGHT
Executive Director

PROCESSED
JAN 16 2008
THOMSON
FINANCIAL

Enc:

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 1788 F +61 8 9481 1669 E hrl@herald.net.au W www.herald.net.au

3 January 2008

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

Dairi Project Interests:	
Herald	**80%**
PT Antam	**20%**

RE: HERALD ANNOUNCES BOOST FOR DAIRI PROJECT

Herald Resources Limited is pleased to announce a significant boost to its Dairi zinc/lead project in Sumatra with positive metallurgical testing of ore from the Lae Jehe deposit.

Lae Jehe has a resource of 6.5 million tonnes at 11% zinc and 6% lead and is the most advanced prospect to provide future mill feed for Dairi following its initial 7 year mine life.

Dairi's feasibility study is based solely on the Anjing Hitam deposit, which has reserves of 6.5 million tonnes grading 14% zinc and 9% lead.

The latest metallurgical test work on Lae Jehe indicates similar zinc and lead recoveries at the same stage of the process to those achievable at Anjing Hitam.

The results are very encouraging in terms of the confirming Herald's belief that Lae Jehe could provide mill feed that would take the Dairi project significantly beyond its initial planned mine life of 7 years.

As previously advised, a pre-feasibility program is being undertaken on Lae Jehe, initially comprising geotechnical/mining studies and metallurgical testwork.

Results from testwork on material from one Lae Jehe drill hole have been very encouraging.

The sample intentionally included 19% dilution with hanging wall and footwall material, and was subjected to laboratory batch flotation testing to simulate the circuit of the concentrator for the Anjing Hitam ore.

The results currently available indicate that recoveries of lead and zinc to their respective rougher concentrates are similar to those achieved to the same stage of the process for the Anjing Hitam ore, though at a lower lead grade for the rougher concentrate.

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 F +61 8 9481 1669 E hrl@herald.net.au W www.herald.net.au

It is believed that adjusting the addition rates of the flotation reagents will result in acceptable concentrate grades and recoveries for both lead and zinc.

Herald is planning further testing to confirm this.

Yours faithfully

MICHAEL P WRIGHT
Executive Director

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 **F** +61 8 9481 1669 **E** hrl@herald.net.au **W** www.herald.net.au

7 January 2008

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mailstop 3628
One Station Place, NE
Washington DC 20549
USA

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Company Announcement Re: Update on Takeover Bid

Yours faithfully

M P WRIGHT
Executive Director

Enc:

HERALD RESOURCES LIMITED ABN 15 006 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 F +61 8 9481 1669 E hrl@herald.net.au W www.herald.net.au

7 January 2008

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

RE: Update on Takeover Bid

Please find attached copy of letter to be sent to shareholders today.

Yours faithfully

MICHAEL P WRIGHT
Executive Director

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 F +61 8 9481 1669 E hrl@herald.net.au W www.herald.net.au

7 January 2008

Dear Herald Shareholder,

TAKE NO ACTION ON PT BUMI OFFER

By now you may have received, or will shortly receive, the Bidder's Statements relating to PT Bumi Resources Tbk's hostile and unsolicited offer (the "Offer") for your shares in Herald Resources Limited.

The Board of Herald reiterates its previous advice that you **TAKE NO ACTION** in relation to the Offer until your Directors make their formal recommendation in the Target's Statement to be sent to you on or around 22 January 2008.

You will then have at least 14 days in which to make your decision regarding the Offer, as it **MUST** remain open for at least one month following dispatch of the Bidder's Statement.

Your Directors are currently evaluating the Offer and holding discussions with third parties with a view to maximising value for Herald shareholders.

The Directors will keep you fully informed of developments as they occur and will notify you of their recommendation on the Offer to give you sufficient time to make an informed decision regarding the Offer.

For further information in relation to the Offer please contact the undersigned at Herald on (618) 9322 2788 or michael.wright@herald.net.au

Yours faithfully

Michael P Wright
Executive Director

END